Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q3 2011 (2)	Q2 2011 (2)	Q1 2011 (1), (2)	For the Nine-Months Ended Q3/11 (1), (2)	For the Year Ended October 31, 2010 (1), (2)
Return on Assets	0.97%	1.05%	1.25%	1.09%	0.94%
Return on Equity	16.8%	18.5%	22.4%	19.2%	15.8%
Dividend Payout Ratio	51%	46%	37%	44%	54%
Equity to Asset Ratio	6.64%	6.62%	6.60%	6.65%	7.03%

(1)	The ratios have been revised mainly due to the restatement of the estimated loss on disposition of Liberty Life that we recorded in the fourth quarter of 2010. Refer to Note 17 to our unaudited Interim Consolidated Financial Statements for the quarter ended April 30, 2011.

(2)	The ratios have been restated to reflect our continuing operations only. Refer to Note 7 of our unaudited Interim Consolidated Financial Statements for the quarter ended July 31, 2011 for information about our U.S. regional retail operations and other U.S. regional banking assets that we classified as discontinued operations during the quarter.

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.